UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                         DURA AUTOMOTIVE SYSTEMS, INC.
                         -----------------------------
                               (Name of Issuer)


                Class A Common Stock, par value $0.01 per share
                -----------------------------------------------
                        (Title of Class of Securities)


                                  265903104
                                --------------
                                (CUSIP Number)


                               October 12, 2006
                               ----------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                             [_] Rule 13d-1(b)

                             [X] Rule 13d-1(c)

                             [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 7 Pages

                                 SCHEDULE 13G

CUSIP No.: 265903104                                           Page 2 of 7 Pages

.................................................................................
1.          Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).


            SOCIETE GENERALE
.................................................................................
2.          Check the Appropriate Box if a Member of a Group

            (a) [  ]

            (b) [  ]
.................................................................................
3.          SEC Use Only
.................................................................................
4.          Citizenship or Place of Organization

            France
.................................................................................
Number of Shares          5.        Sole Voting Power                          0
Beneficially Owned by     ......................................................
Each Reporting Person     6.        Shared Voting Power                        0
With                      ......................................................
                          7.        Sole Dispositive Power                     0
                          ......................................................
                          8.        Shared Dispositive Power                   0
.................................................................................
9.          Aggregate Amount Beneficially Owned by Each Reporting Person

            0
.................................................................................
10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)

            [  ]
.................................................................................
11.         Percent of Class Represented by Amount in Row (9)

            0.0%
.................................................................................
12.         Type of Reporting Person:

            OO

                                 SCHEDULE 13G

CUSIP No.: 265903104                                           Page 3 of 7 Pages

.................................................................................
1.          Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).


            SG AMERICAS SECURITIES, LLC
.................................................................................
2.          Check the Appropriate Box if a Member of a Group

            (a) [  ]

            (b) [  ]
.................................................................................
3.          SEC Use Only
.................................................................................
4.          Citizenship or Place of Organization

            Delaware
.................................................................................
Number of Shares          5.        Sole Voting Power                          0
Beneficially Owned by     ......................................................
Each Reporting Person     6.        Shared Voting Power                        0
With                      ......................................................
                          7.        Sole Dispositive Power                     0
                          ......................................................
                          8.        Shared Dispositive Power                   0
.................................................................................
9.          Aggregate Amount Beneficially Owned by Each Reporting Person

            0
.................................................................................
10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)

            [  ]
.................................................................................
11.         Percent of Class Represented by Amount in Row (9)

            0.0%
.................................................................................

12.         Type of Reporting Person:

            OO; BD

                                                               Page 4 of 7 Pages


Item 1(a)  Name of Issuer:

           Dura Automotive Systems, Inc. (the "Issuer").

Item 1(b)  Address of Issuer's Principal Executive Offices:

           2791 Research Drive, Rochester Hills, MI  48309, United States.

Item 2(a)  Name of Person Filing

           This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

           i)   Societe Generale ("SocGen"); and

           ii)  SG Americas Securities, LLC ("SGAS").

           This Statement relates to Shares (as defined herein) held for the account of Topaz Fund, a multi-class investment company with limited liability incorporated as an exempt company under the Companies Law (2004 Revision) of the Cayman Islands. The manager of Topaz Fund is SG Hambros Fund Managers (Jersey) Limited ("SG Hambros"), a wholly-owned subsidiary of SocGen. SG Hambros has delegated certain management functions of Topaz Fund to a sub-manager, Lyxor Asset Management S.A. ("Lyxor"). SG Hambros and Lyxor have further delegated certain trading and investment responsibilities of Topaz Fund to SGAS. SGAS is a Delaware limited liability company and a wholly-owned subsidiary of SocGen. SGAS is also a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended, and a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. In such capacities, SGAS and SocGen may be deemed to have voting and investment power over the Shares held for the account of Topaz Fund.

Item 2(b)  Address of Principal Business Office or, if None, Residence

           The address of the principal business office of SocGen is 29, Boulevard Haussmann, 75009, Paris, France. The address of SGAS is 1221, Avenue of the Americas, New York 10020.

Item 2(c)  Citizenship

           i)    SocGen is a French company; and

           ii)   SGAS is a Delaware limited liability company.

Item 2(d)  Title of Class of Securities:

           Class A Common Stock, par value $0.01 per share (the "Shares").

Item 2(e)  CUSIP Number:

           265903104

                                                               Page 5 of 7 Pages

Item 3     If   This   Statement  is  Filed  Pursuant to  ss.ss.240.13d-1(b)  or
           240.13d-2(b) or (c), Check Whether the Person Filing is a:

           (a)  [ ]   Broker  or dealer  registered  under  Section  15  of  the
                      Exchange Act.

           (b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

           (c)  [ ]   Insurance  company as defined in Section 3(a)(19) of the
                      Exchange Act.

           (d)  [ ]   Investment  company  registered  under  Section 8 of the
                      Investment Company Act.

           (e)  [ ]   An   investment   adviser   in   accordance   with  Rule
                      13d-1(b)(1)(ii)(E);

           (f)  [ ]   An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F).

           (g)  [ ]   A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G).

           (h)  [ ]   A savings  association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

           (i)  [ ]   A church plan that is excluded from the definition of an
                      investment   company  under  Section   3(c)(14)  of  the
                      Investment Company Act.

           (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4     Ownership:

Item 4(a)  Amount Beneficially Owned:

           Neither SocGen nor SGAS may no longer be deemed to beneficially own any Shares held for the account of the Topaz Fund.

Item 4(b)  Percent of Class:

           The number of Shares of which SocGen and SGAS may be deemed to be the beneficial owner constitutes approximately 0.0% of the total number of Shares outstanding.

Item 4(c)  Number of Shares of which such person has:

SocGen and SGAS:
----------------
(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:                     0


Item 5.    Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following: [X].

                                                               Page 6 of 7 Pages

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           This Item 7 is not applicable.

Item 8.    Identification and Classification of Members of the Group:

           This Item 8 is not applicable.

Item 9.    Notice of Dissolution of Group:

           This Item 9 is not applicable.

Item 10.   Certification:

           By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages

                                   SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2006                    SOCIETE GENERALE


                                          By: /s/ Francois Barthelemy
                                          --------------------------------------
                                          Name:  Francois Barthelemy
                                          Title: Managing Director

Date: October 13, 2006                    SG AMERICAS SECURITIES, LLC

                                          By: Societe Generale
                                              Its Sole Member

                                          By: /s/ Francois Barthelemy
                                          --------------------------------------
                                          Name:  Francois Barthelemy
                                          Title: Managing Director